Alpha Partners Technology Merger Corp.

One Penn Plaza

36th Floor

New York, NY 10119

March 26 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Alpha Partners Technology Merger Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 22, 2021

Amendment No. 1 to Registration Statement on Form S-1

Filed March 15, 2021

File No. 333-253221

Ladies and Gentlemen:

Set forth below are the responses of Alpha Partners Technology Merger Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated March 25, 2021, with respect to Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on March 22, 2021 and Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on March 15, 2021, File No. 333-253221 (such Amendments, the “Amendments”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3”). We are separately furnishing to the Staff four courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed March 22, 2021

Summary

The Offering

Exercise Period, page 17

1.	We note you disclose here and elsewhere in the prospectus that the warrants will become exercisable 30 days after the completion of your initial business combination. However, your Form of Unit filed as Exhibit 4.1 and Section 3.2 of your Form of Warrant Agreement state that each warrant will become exercisable on the later of (i) 30 days after your business combination and (ii) 12 months from the closing of this offering. Please advise or revise.

Securities and Exchange Commission

March 26, 2021

RESPONSE: In response to the Staff’s comment, the Company has revised its Form of Unit and refiled it as Exhibit 4.1 and revised its Form of Warrant Agreement and refiled it as Exhibit 4.4.

Directed Unit Program, page 19

2.	We note you disclose here and elsewhere that the underwriters have reserved for sale, at the initial public offering price, up to 4.9% of the units offered in this offering (assuming no exercise of the underwriters’ over-allotment option) in a directed unit program to certain individuals associated with you and your directors and management team. Please file a revised form of underwriting agreement that reflects the terms of such program or tell us why you do not intend to do so.

RESPONSE: In response to the Staff’s comment, the Company has revised its form of Underwriting Agreement and refiled it as Exhibit 1.1.

Expression of Interest, page 25

3.	Please revise to disclose the percentage of public shares needed to approve an acquisition if the sponsor member and anchor investors purchase the maximum amount of units in the offering and vote them in favor of a transaction. Additionally, please disclose the percentage needed assuming only the minimum number of stockholders required to be present at the stockholders' meeting held to approve the initial business combination are present at the meeting.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 3.

General

4.	We note that you are registering the shares of Class A ordinary shares underlying the redeemable warrants included as part of the units. However, we note also your disclosure on page 56 that you are not registering the Class A ordinary shares issuable upon exercise of the redeemable warrants. Please advise or revise.

Securities and Exchange Commission

March 26, 2021

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 3.

* * * * *

Securities and Exchange Commission

March 26, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4000.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours, Alpha Partners Technology Merger Corp.

By:	/s/ Matthew Krna
Name: Matthew Krna Title: Chief Executive Officer and Director

Enclosures

cc:	Derek J. Dostal, Davis Polk & Wardwell LLP